August 28, 2013

Mr. Patrick Gilmore

Accounting Branch Chief

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.; Mail Stop 4561
Washington, D.C. 20549-4561

RE:                           First Data Corporation

Form 10-K for the Year Ended December 31, 2012

Filed March 19, 2013

File No. 001-11073

Dear Mr. Gilmore,

Included below are the Company’s responses to the comments in the Staff’s letter dated August 1, 2013.  For your convenience, the Staff’s comments have been incorporated verbatim below and the Company’s responses thereto have been set forth immediately after each comment.

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page 61

1.              We note your response to prior comment 1. Please tell us whether the investments within settlement assets are only related to the issuance of official checks and money orders through the company’s Integrated Payments Systems (“IPS”) business that ceased issuing new payment instruments after May 2010. Tell us when the most recent investment purchase was made.

Response:

All investments within settlement assets are related to the IPS business.  As the Company no longer issues new payment instruments, the operations are limited to settling and escheating the remaining instruments that have not yet been presented for settlement.  At December 31, 2012, only 3% of the Company’s settlement assets related to this business.  The Company still manages a portfolio of investments to ensure that cash from settlement assets will be available to meet settlement obligations and to comply with regulatory restrictions.  The last investment purchase was made during August 2013 as one security matured and the funds were reinvested for approximately $300 thousand.

2.              In your response to prior comment 2 you refer to the fiduciary nature of the settlement assets. Please tell us the following regarding your settlement activities resulting in settlement assets and liabilities recorded by the company, exclusive of the IPS business:

•                  Clarify the nature, terms and features of any agreements that control the custody and use of funds received for clients. In this regard, your response should address who holds legal ownership or title to the funds and how the funds are encumbered and what conditions, legal or otherwise govern the custody and use of the funds.

•                  Clarify the terms and conditions associated with your client fund obligations. Your response should address how this is an obligation of the company versus an obligation of your clients. Explain the impact to the company in the event you fail to perform.

Response:

See response to comment 3.

3.              In your response to prior comment 2 you refer to the regulatory link between the settlement assets and liabilities. Excluding the settlement assets and liabilities related to the IPS business, describe any regulatory link between the settlement assets and liabilities reflected on your balance sheet.

Response:

We have combined our responses for comment 2 and comment 3.  Our response focuses on the Company’s merchant acquiring business.  At December 31, 2012, approximately 93% of the Company’s settlement assets related to this business.

Merchant acquiring services facilitate the merchants’ ability to accept credit, debit, and other card types by authorizing, capturing and settling the merchants’ transactions.  The vast majority of these services pertain to transactions in which consumer payments to merchants are made through a card association or debit network.  A transaction occurs when a cardholder purchases something from a merchant. Once the card issuer approves the transaction, the Company acquires the transaction from the merchant and then transmits it to the card association or debit network, which then routes the transaction to the card issuer. The card issuer delivers funds to the Company via the card association or debit network.  Certain funds are held by partner banks to which the Company does not have legal ownership but has the right to direct the funds to satisfy the related settlement obligation.  In other cases, the funds are held in the Company’s name.  In both cases, these funds are always considered to be settlement assets. Generally, the Company funds the merchant after receiving the money from the card association or debit network.  The period of time between receipt of cash from the associations and payment to the merchants is very short; typically occurring intra-day except on weekends.  At no point does the Company use these settlement funds to purchase investment securities.

The settlement assets and obligations balances vary significantly largely depending upon which day of the week the quarter ends because settlement does not occur on weekends or holidays.  However, the settlement asset balance is always equal to the settlement obligation balance.  For example, at December 31, 2012 the balance of settlement assets and settlement obligations was approximately $9 billion which compares to $16 billion as of June 30, 2013.  The Company generates substantially all of its income in this line of business from transaction based fees charged to the merchants.

The majority of settlement assets and liabilities relate to merchant acquiring credit transactions in which the Company is a third party processor. For the most part there is no governmental regulatory link between settlement assets and liabilities.  The governance of the process comes mainly from card association rules. Under the card association rules, the card association pays settlement funds as directed to the member bank, and the member bank is obligated to pay the funds to the merchant.  The Company has agreements with merchants or clients under which it is obligated to pay the merchants or clients as well.

As a third party processor, the Company or its clients contract with an association member to sponsor the credit card transactions.  As part of the agreement, the funds from the card association are deposited in accounts at the member bank pursuant to the arrangement with the bank.  Also under the agreement, the Company provides instructions to the bank on how the banks should disburse the funds to appropriate clients.  Some of the accounts are in the bank’s name, some are in the name of the Company with a designation of the custodial nature of the account in the title, and some of the accounts are in the name of the Company.  Regardless of the title, the funds are never comingled with general operating funds of the Company. The bank has a right of set off for the funds in the account and, in some cases, a security interest in the settlement asset is filed.

It is the Company’s position that the funds can only be used for settlement purposes and related items as permitted under the applicable merchant agreement and the Company cannot divert the funds for its own general operating purposes.  Conversely, should our settlement assets become insufficient to fund our settlement liabilities, we would need to fund the deficiency with our general operating funds.

4.              In your response to prior comment 2 you indicate that in order to present the purchases and sales of investments classified as settlement assets as cash flows from investing activities, the company would also need to present the issuance and settlement of payment instruments as cash flows from operating activities. Please clarify for us how the cash flows related to settlement assets and liabilities reported on your balance sheet are currently being reflected in your statements of cash flows. As these are assets and liabilities of the company, not off-balance sheet agent transactions, we believe that the related cash flows should be reflected on the statements of cash flows.

Response:

As we will describe further, the cash flows related to settlement assets and liabilities are effectively reflected on a net basis in the Company’s statements of cash flows.  For both the merchant acquiring and IPS businesses, we have included a brief summary of the Company’s accounting and reporting for typical transactions.  For the IPS business, we have also included a brief description of an example transaction.  A similar description was provided for the merchant acquiring business in our combined response to comment 2 and comment 3.

Merchant Acquiring

Upon authorization of a transaction, we record a settlement obligation, a payable due to the merchant, equal to the amount of the point of sale transaction and a corresponding receivable due from the association.  This receivable is classified as a settlement asset.  Upon receiving funds from the association, the receivable is derecognized and settlement cash is recorded.  For the reasons discussed in our response to comment 2 and comment 3, this cash is classified as part of settlement assets rather than in the Company’s cash and cash equivalents balance.  Upon settlement with the merchant, both the settlement cash and settlement obligation are derecognized.  The change in settlement assets and liabilities is presented net in the statements of cash flows within operating activities.  However, because the changes in the settlement assets balance exactly offset changes in settlement liabilities, the activity nets to zero.

IPS

Prior to 2010, IPS issued official checks and money orders.  These instruments were sold through agents such as financial institutions and retail store fronts.  The selling agent collected the principal from the consumer and remitted it to the Company.  The Company held these funds until the consumer presented the instrument for settlement.  The instruments were outstanding for an average of 5 days though some remain outstanding for many years and these funds are ultimately escheated.  The Company paid commissions to the agents that were calculated by applying short term variable interest rates to the outstanding balance.  In order to generate income sufficient enough to cover these commissions and other operating costs, the Company invested a large portion of the float, primarily in fixed income securities.  There were no transactional based fees and the company generated no other income from this line of business.  The Company no longer issues payment instruments due to a strategic decision in 2007 to wind down the business.  As a result, the outstanding settlement balance declines each year.  As of December 2010, 2011 and 2012, the balance has declined from approximately $776 million to $460 million to $290 million.

Upon issuance of a payment instrument, the Company recorded a settlement obligation equal to the amount of the payment instrument and a corresponding receivable due from the selling agent.  This receivable was classified as a settlement asset.  Upon receiving funds from the selling agent, the receivable was derecognized and settlement cash was recorded.  We deem this cash to be restricted and have excluded it from the Company’s cash and cash equivalents balance.  Upon purchasing an investment, the company derecognized the settlement cash and recorded an investment within settlement assets. Upon sale or maturity of an investment, the funds received were once again classified as settlement cash. To be clear, the receivable, the settlement cash and the investment were all classified as settlement assets based upon the fiduciary nature of the assets.  The Company’s obligation was relieved when the payment instrument was presented for settlement by its holder.  This resulted in equal reductions to both the settlement asset and obligation balances.  The changes from payments and escheatment’s have no net effect as settlement asset balances offset changes in settlement liabilities.  The activity is effectively reflected net within the Company’s statements of cash flows.

5.              In your response to prior comment 2 you indicate as settlement assets and settlement obligations themselves represent fiduciary principal and by nature do not enter into the determination of net income, you do not believe the cash flows contributing to the changes in these assets and liabilities associated with customer principal should impact operating activities. As the company generates transaction revenue based on the settlement activities, please clarify how the cash flows related to settlement activities do not represent the cash effect of transactions that enter into the determination of net income. Refer to ASC 230-10-20.

Response:

In the merchant acquiring business, fees charged to the merchants and operating expenses are classified as cash flows from operating activities.  As described in our response to comment 4, the cash flows from settlement activities net to zero and are effectively presented within operating activities.

In the IPS business, the cash flows related to agent commissions and investment income are classified as cash flows from operating activities.  As described in our response to comment 4, the cash flows from settlement activities are presented net within operating activities.

6.              In your response to prior comment 2 you refer to the guidance in ASC 230-10-45-8. Please tell us what consideration was given to disclosing in your footnotes the gross cash flows related to settlement assets and liabilities recorded on your balance sheet. In addition, tell us what consideration was given to including disclosure in the footnotes to clearly describe the presentation of cash flows related to settlement activities.

Response:

For merchant acquiring, we disclose the domestic payment transaction dollar volume acquired in Item 1 of the Company’s Form 10-K.  This amount effectively represents the gross cash flows related to settlement funds received and paid due to the short period of time between receipt of cash from the associations and payment to the merchants, which typically occurs intra-day except on weekends.  This amount was $1.6 trillion, $1.5 trillion and $1.4 trillion in 2012, 2011 and 2010, respectively.  Additionally, in Item 7, we disclose the number of domestic payment transactions which were 37.4 billion, 35.7 billion and 33.5 billion in 2012, 2011 and 2010, respectively.  A similar disclosure is made for our International business though it is combined with other types of transactions.  We believe these disclosures provide users of the financial statements with an understanding of the size of the Company’s operations and relevant trends.  However, the gross cash flows are so large relative to the Company’s revenues and expenses and a large portion of the revenue for this business is driven by the number of transactions rather than the dollar volume.  Due to these facts and given the custodial nature of settlement assets and the related settlement obligations, we do not believe additional disclosure of the gross cash flows would help the reader assess the Company’s ability to generate positive future net cash flows, meet its obligations or pay dividends.

As IPS is winding down, there are no longer settlement cash inflows from the issuance of new payment instruments.  While we do not disclose the amount of settlement cash outflows for the settlement or escheatment of the remaining instruments, this outflows can effectively be derived from the balances of payment instruments outstanding presented in Note 4:  Settlement Assets and Obligations.  We currently disclose the proceeds from sales of investments in Note 5:  Investment Securities.  To enhance this footnote in future filings, we will also disclose the amount of securities purchased.

Additionally, in future filings, we will enhance our disclosures to state “changes in settlement assets and liabilities are presented on a net basis with operating activities in the statement of cash flows” in Note 4.

Note 13: Stock Compensation Plans, page 97

7.              We note your response to prior comment 3 that retirement is treated as a voluntary termination as it relates to the repurchase provisions. Please confirm that you have historically treated any employees that have retired as a voluntary termination and that you have repurchased any shares obtained through the exercise of options at the lesser of the current fair value or the option’s exercise price.

Response:

The stock incentive plan does not define retirement or provide any incremental benefits to employees who retire pursuant to any other Company benefit plans.  To date, no plan participants have retired pursuant to other benefit plans; however, we confirm that the plan is designed and written such that retirement would be treated as a voluntary termination.

*    *    *    *    *

The Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or wish to discuss any of our responses, please contact me at 303-967-7129.

Sincerely,

/s/ BARRY D. COOPER

Barry D. Cooper
Senior Vice President and Chief Accounting Officer
(Principal Accounting Officer)